EXHIBIT A



KOOR INDUSTRIES LTD.
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                                                OFFICE OF LEGAL COUNSEL
                                                21 Ha'arba'a Street
                                                Tel Aviv 64739
                                                Israel
                                                Tel:  972-3-6238420
                                                Fax: 972-3-6238425

                                                July 23, 2000


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
The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007
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Fax: 02-6513940            Fax: 03-5105379


Dear Sirs,


RE: IMMEDIATE REPORT (NO. 43/2000) REGARDING THE NOMINATION OF A SENIOR POSITION HOLDER KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3)

1.    Name:                                           Mr. Yiftah Atir

2.    Date of Nomination:                             July 23, 2000

3.    ID No.:                                         01-010336-4

4.    Date of Birth:                                  September 2, 1949

5.    Residential Address:                            2 Biranit St., Kohav Yair

6.    Position                                        Senior Vice President -
                                                      Venture Capital

7.    Education:                                      Academic.

8.    Occupation/s over last five years:              Joint CEO in Evergreen
                                                      Venture Capital

9     Whether an Employee of the Company,
      or Subsidiary or an Affiliate,
      or an Interested Party therein:                 No

10    Whether a Near Relative of another
      Interested Party in the company:                No

13.   This report has been transferred by fax.
      To:    The Securities Authority  -              date:  7/23/2000 time:
              02-6513940                                     8:40 a.m.
      To:    The Tel Aviv Stock Exchange Ltd. -       date:  7/23/2000  time:
             03-5105397                                      8:40 a.m.


                                                Yours Sincerely,

                                                Shlomo Heller, Adv.
                                                  Legal Counsel